UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

(Amendment No. __)*
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DigitalBridge Group, Inc.
(Name of Issuer)
Class A common stock, par value $0.01
(Title of Class of Securities)
25401T108
(CUSIP Number)

May 23, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25401T108	13G

1	NAMES OF REPORTING PERSONS
Wafra Strategic Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
84,501,599(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
84,501,599(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,501,599(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Consists of (i) 57,741,599 shares of Class A common stock of the issuer, and (ii) 26,760,000 shares of Class A common stock upon the exercise of warrants of the issuer.

CUSIP No. 25401T108	13G

1	NAMES OF REPORTING PERSONS
WSH GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
84,501,599(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
84,501,599(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,501,599(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Consists of (i) 57,741,599 shares of Class A common stock of the issuer, and (ii) 26,760,000 shares of Class A common stock upon the exercise of warrants of the issuer.

CUSIP No. 25401T108	13G

1	NAMES OF REPORTING PERSONS
Wafra Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
84,501,599(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
84,501,599(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,501,599(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Consists of (i) 57,741,599 shares of Class A common stock of the issuer, and (ii) 26,760,000 shares of Class A common stock upon the exercise of warrants of the issuer.

CUSIP No. 25401T108	13G

1	NAMES OF REPORTING PERSONS
Wafra Funds GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
84,501,599(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
84,501,599(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,501,599(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Consists of (i) 57,741,599 shares of Class A common stock of the issuer, and (ii) 26,760,000 shares of Class A common stock upon the exercise of warrants of the issuer.

CUSIP No. 25401T108	13G

1	NAMES OF REPORTING PERSONS
The Public Institution of Social Security

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Kuwait

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
84,501,599(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
84,501,599(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
84,501,599(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

(1)	Consists of (i) 57,741,599 shares of Class A common stock of the issuer, and (ii) 26,760,000 shares of Class A common stock upon the exercise of warrants of the issuer.

Item 1. (a)	Name of Issuer

DigitalBridge Group, Inc (the “Issuer”).

Item 1. (b)	Address of Issuer’s Principal Executive Offices

750 Park of Commerce Drive, Suite 210
Boca Raton, Florida 33487.

Item 2. (a)	Name of Person Filing

This statement is filed on behalf of the following persons:

(i)	Wafra Strategic Holdings LP, a Bermuda limited partnership;
(ii)	WSH GP LLC, a Delaware limited liability company;
(iii)	Wafra Inc., a Delaware corporation;
(iv)	Wafra Funds GP Inc., a Delaware corporation (collectively, the “Wafra Reporting Persons”); and
(v)
The Public Institution of Social Security, a public pension plan that is indirectly owned and controlled by the government of the State of Kuwait (“PIFSS” and, together with the Wafra Reporting Persons, the “Reporting Persons”).

Item 2. (b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Wafra Reporting Person is:

345 Park Avenue, 41st Floor
New York, New York 10154-0101.

The address of the principal business office of PIFSS is:

AlMurqab, Al-Soor St, Ta’aminat Building,
Kuwait City 13104 Kuwait.

Item 2. (c)	Citizenship

The information in Item 4 on the cover pages to this Schedule 13G is hereby incorporated by reference.

Item 2. (d)	Title of Class of Securities

Class A common stock, par value $0.01 (“Common Stock”).

Item 2. (e)	CUSIP Number

25401T108
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4.	Ownership
The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.

The percentages used herein are calculated based upon 681,663,367 shares of Common Stock, which consists of (i) 597,161,768 shares of Common Stock outstanding as of March 15, 2021, as reported in the Issuer’s Schedule 14D, as filed with the Securities and Exchange Commission on March 30, 2021, (ii) 57,741,599 shares of Common Stock issued to the Reporting Issuers, and (iii) 26,760,000 shares of Common Stock issuable upon the exercise of warrants of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

WAFRA STRATEGIC HOLDINGS LP
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

WSH GP LLC
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

WAFRA INC.
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

WAFRA FUNDS GP INC.
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

THE PUBLIC INSTITUTION OF SOCIAL SECURITY
By:	/s/ Ayman Bader Albuloushi
	Name:	Dr. Ayman Bader Albuloushi
	Title:	Deputy Director General

Exhibit A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Class A common stock, par value $0.01, of DigitalBridge Group, Inc., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
EXECUTED: May 27, 2022

WAFRA STRATEGIC HOLDINGS LP
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

WSH GP LLC
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

WAFRA INC.
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

WAFRA FUNDS GP INC.
By:	/s/ Fergus Healy
	Name:	Fergus Healy
	Title:	Authorized Signatory

THE PUBLIC INSTITUTION OF SOCIAL SECURITY
By:	/s/ Ayman Bader Albuloushi
	Name:	Dr. Ayman Bader Albuloushi
	Title:	Deputy Director General